Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the use in this Registration Statement of Vital Therapies, Inc. on Form S-1 of our report dated July 16, 2009 (July 22, 2013 as to the effect of the May 2011 and March 2012 stock splits described in Note 1) relating to our audit of the consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit and cash flows of Vital Therapies, Inc. (a development stage enterprise) for the period from May 23, 2003 (Inception) to December 31, 2008.

We also consent to the reference to our firm under the heading “Experts” in such Registration Statement.

/s/ HEIN & ASSOCIATES LLP

Irvine, California

October 11, 2013